August 21, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549
Attention:      Christina Chalk
Senior Special Counsel

Re: Genie Energy Ltd.
Schedule TO-C filed July 19, 2012
Schedule TO-I filed August 3, 2012
SEC File No. 5-86466

Dear Ms. Chalk:

Genie Energy Ltd., a Delaware corporation (the “Company” or “we”), has today filed with the Securities and Exchange Commission (the “Commission”), pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Amendment No. 1 (the “Amendment”) to its Schedule TO-I filed August 3, 2012 (as amended, the “Schedule TO”).

We are writing to respond to the comments raised in your letter to the Company dated August 10, 2012 (the “Comment Letter”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in bold below. Capitalized terms used in this letter but not otherwise defined herein have the meanings assigned to them in the Schedule TO or the revised Offer to Exchange attached to the Amendment as Exhibit 99(a)(1)(F), as applicable (the “Revised Offer to Exchange”) which revises the Offer to Exchange attached to the original Schedule TO as Exhibit 99(a)(1)(A) (the “Offer to Exchange”).

Securities and Exchange Commission
August 21, 2012

Schedule TO-I – Item 10. Financial Statements; Offer to Exchange

1.           Pursuant to Item 1010(a)(1) of Regulation S-K, revise to include audited financial statements for the years ended July 31, 2011 and 2010, or advise as to their location.

Response: In response to the Staff’s comment, we have revised our filing to incorporate by reference the audited financial statements for the years ended July 31, 2011 and 2010, included in our Registration Statement on Form 10-12G/A filed with the Commission on October 7, 2011.

2.           Pursuant to Item 1010(a)(3) of Regulation S-K, revise to include the ratio of earnings to fixed charges for the years ended July 31, 2011 and 2010, for the five- months ended December 31, 2011, and for the quarter ended March 31, 2012, or advise as to their location.

Response: We historically did not incur fixed charges as defined under Item 503(d) of Regulation S-K. We have no debt and pay no interest. We incur financing fees and bank charges only. Therefore, we believe that the historical ratio of earnings to fixed charges is not applicable to us at this time. In the pro forma information, we included the ratio of earnings to combined fixed charges and preferred stock dividends, reflecting the dividend requirement on the assumed issuances of 8.75 million shares of preferred stock.

3.           Pursuant to Item 1010(a)(4) of Regulation S-K, revise to include book value per share as of March 31, 2012, or advise as to its location.

Response: In response to the Staff’s comment, we have revised our filing to include the book value per share as of June 30, 2012, our most recent interim period.

Securities and Exchange Commission
August 21, 2012

4.           We note that the Series 2012-A Preferred Stock will be redeemable by the Company and entitle holders to annual dividends. We also note your risk factor disclosure under “The Exchange Offer may adversely affect our earnings per share and consequently the value of our Class B Common Stock,” appearing on page 13. We are unable to locate the referenced Unaudited Pro Forma Consolidated Financial Data. Please provide all pro forma information required under Item 1010(b) of Regulation S-K with sufficient explanatory disclosures allowing shareholders to understand how pro forma amounts (or adjustments) were computed. In connection with this, the pro forma statement of income, earnings per share, and ratio of earnings to fixed charges should be presented for the quarter ended March 31, 2012, the transition period five-months ended December 31, 2011, and the year ended July 31, 2011.

Response: In response to the Staff’s other comments, we have included Unaudited Pro Forma Consolidated Financial Data. The proposed transaction is not expected to have any impact on our assets, liabilities, total equity, revenues and expenses. Therefore, we believe that a pro forma balance sheet and statements of operations is not applicable. Pro forma information on earnings per-share for the three months ended March 31, 2012 and for the five month transition period ended December 31, 2011 was included as a risk factor in page 14. However, in response to the Staff’s comment, we have revised our filing to include pro forma earnings per-share for the six months ended June 30, 2012, the five-month transition period ended December 31, 2011 and the year ended July 31, 2011. In addition we have also revised our filing to include pro forma ratio of earnings to fixed charges and pro forma book value per-share for the applicable periods.

5.            Please provide a tabular presentation of the summary information required under Item 1010(c) for all of the periods required under Item 1010(a) of Regulation M-A. Note that the revised disclosure pursuant to this comment and the preceding four comments should appear in the Offer to Exchange.

Response: In response to the Staff’s comment, we have revised our filing to include a tabular presentation of the summary information required under Item 1010(c) of Regulation M-A.

Cover Page

6.           State the number of Class B Common Stock that you are offering to take up and exchange for new preferred. Currently, you phrase the offer in terms of the number of new preferred shares you will issue, rather than in terms of the Class B Common you are offering to exchange, which is confusing.

Response: We have revised the disclosure on the cover page of the Offer to Exchange to state the number of shares of Class B Common Stock we are offering to take up and exchange for new preferred shares.

Securities and Exchange Commission
August 21, 2012

7.           State the percentage of shares that will be purchased if the Offer is fully subscribed, taking into account Jonas Group shares and the percentage without those shares. Assume full participation in the Offer and participation at the Minimum Condition level.

Response: In response to the Staff’s comment, we have revised the disclosure on the cover page of the Offer to Exchange to provide the percentages referenced in the Staff’s comment.

8.           Specifically identify the “certain affiliates” of Howard Jones who make up the Jonas Group as defined in the offer materials. Provide the same expanded disclosure in the Summary Term Sheet section discussion the increase in the Jonas Group’s percentage ownership as a result of the Offer (see our comment below).

Response: In response to the Staff’s comment, we have revised the disclosure on the cover page to identify the “certain affiliates” of Howard Jonas who make up the Jonas Group.  Please be advised that the “certain affiliates” are disclosed in footnote 1 to the beneficial ownership table on page 26 of the Offer to Exchange. We have also revised the disclosure in the Summary Term Sheet section to provide the percentage increase in the Jonas Group’s percentage ownership as a result of the Offer based on the certain assumptions stated therein.

Interests of Genie Directors and Executive Officers with Respect to the Exchange  Offer..., page 2

9.           Quantify the percentage increase in shares of Class B Common Stock held by the Jonas Group, assuming full participation in the Offer and participation at the level of the Minimum Condition. Do the same with respect to the Jonas Group’s combined voting power, taking into account both Class B and Class A Common. See the disclosure on page 8 of the Offer to Exchange.

Response: In response to the Staff’s comment, we have revised the disclosure to quantify the percentage increases in shares and combined voting power.  We have also added disclosure about the impact on the aggregate voting power if the preferred stock were to be redeemed by the Company in accordance with its terms.

Securities and Exchange Commission
August 21, 2012

Terms of the Series 2012-A Preferred Stock, page 3

10.         Summarize the voting rights of the new preferred shares.

Response: In response to the Staff’s comment, we have revised the disclosure to summarize the voting rights of the preferred shares. We note that such summary is included in the “Description of Series 2012-A Preferred Stock” section of the Offer to Exchange.

11.        Refer to the last paragraph in this section at the bottom of page 3. Given the restrictions on the payment of dividends described, indicate whether you would currently be eligible to pay them. Prominently disclose throughout the offer materials, where appropriate.

Response: In response to the Staff’s comment, we have revised the disclosure, as appropriate, to indicate that we would currently be eligible to pay dividends.

Summary Term Sheet – Market/Trading, page 4

12.        The disclosure here states that you intend to apply to have the newly-issued preferred shares traded on the NYSE and to satisfy all of the listing requirements. However, on page 11 in the second bullet point, you state that “when issued, there will be a limited or no trading market for the Preferred Stock” and cite this as a risk factor for those considering participating in the Offer. Please reconcile these statements. If the Preferred Stock will not be traded for some period of time after the Offer or at all, this should be more clearly described throughout the offer materials.

Response: We are in contact with the NYSE and expect that the NYSE will act promptly after the expiration of the Offer to list the preferred stock and commence trading.  However, we cannot predict the timing of NYSE action, and as with all new issuances, there is a risk that only a limited, or no, market may develop.  Although we believe that the risk is low, we believe that both elements of the disclosure to be accurate.  We have added clarifying language to the disclosure.

Securities and Exchange Commission
August 21, 2012

What are the effects of the Exchange Offer on the ownership structure of Genie?, page 5

13.       See our comments above. Quantify the percentage of Class B Common to be held by the Jonas Group after the Offer, assuming the Minimum Condition is met andthen again assuming full participation in the Offer.

Response: In response to the Staff’s comment, we have revised the disclosure to provide the percentages referenced.

14.        See our last comment above. If the percentage held by the Jonas Group will increase substantially, and given its already significant number, discuss the potential effect on the corporate governance structure of Genie going forward.

Response: While the percentage of Genie’s common stock that Mr. Jonas will beneficially own will potentially increase as a result of the Offer, his voting power will not increase.  Mr. Jonas’ control derives substantially from the voting rights of the Class A Common Stock that he controls.  Accordingly, we do not expect that the Offer will have any meaningful impact on the corporate governance of the Company.

Special Factors, page 8

15.        Specifically describe the “varying investment objectives of [your] current stockholders” which this Offer is intended to address. If specific stockholders were instrumental in initiating or structuring this Offer, this fact should be disclosed. We may have further comments.

Response: As indicated in the disclosure, the wishes of stockholders were anecdotal and based upon comments received from stockholders in various forums.  Some of those stockholders are significant stockholders and others own smaller positions but are active in their communication with the Company.  The Offer to Exchange already contained disclosure regarding the varying investment objectives, and we have modified the language to clarify the connection between the statements.  There were no specific stockholders outside of management who were active in initiating or structuring the offering.

Securities and Exchange Commission
August 21, 2012

Effects on Listing and Status of Genie Stock, page 9

16.        In the second to last paragraph of this section, you refer to a discussion of the possible termination of the registration of the Class B Common “as described below.” However, we are unable to locate any such discussion. Please revise or advise. In addition, see our comment below asking you to analyze the applicability to the Offer of Exchange Act Rule 13e-3.

Response: In response to the Staff’s comment, we have revised the disclosure to delete the “as described below” language.  In addition, we do not believe Rule 13e-3 is applicable as there is not a reasonable likelihood that the Offer will cause (i) the Class B Common Stock to be delisted by the NYSE or (ii) the reporting obligations with respect to the Class B Common Stock to become eligible for termination.   Further, the Offer does not have a purpose of producing, either directly or indirectly, any of the effects that would make the Offer a 13e-3 transaction.  We believe that the termination of registrations is possible even though it falls far short of likely.  The disclosure was intended to advise stockholders of the possibility (not the likelihood) of termination of the registration of the Class B Common Stock.

Rule 13e-3 in pertinent part provides that a “Rule 13e-3 transaction” is a transaction or series of transactions with respect to an equity security involving the purchase of, tender for or solicitation of proxies with respect to such equity security which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the following effects:

   — Causing any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the Exchange Act to become eligible for termination of registration under Rule 12g-4 or Rule 12h-6 under the Exchange Act, or causing the reporting obligations with respect to such class to become eligible for termination under Rule 12h-6 of the Exchange Act; or suspension under Rule 12h-3 or section 15(d) of the Exchange Act; or

   — Causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

The Company does not intend for Exchange Offer to result in the termination of the Exchange Act registration of the Class B Common Stock, nor is there a reasonable likelihood of such termination.  As of August 1, 2012, there were 493 holders of record of Class B Common Stock (which does not include the number of beneficial owners holding indirectly through a broker, bank or other nominee). Therefore, we do not believe the Exchange Offer could have the effect of resulting in the Class B Common Stock becoming eligible for termination of Exchange Act registration.

The Class B Common Stock is currently listed under the symbol “GNE” on the NYSE.  The Company does not expect the completion of the Exchange Offer to result in the delisting of the Class B Common Stock from the NYSE as stated in our revised disclosure in the Offer to Exchange on page 9.

Because the Company does not intend for the Exchange Offer to result in the delisting of the Class B Common Stock from the NYSE or eligibility for deregistration of the Class B Common Stock, and because the Exchange Offer would not likely result in such delisting or eligibility for deregistration, the Exchange Offer would not constitute a Rule 13e-3 transaction.  Furthermore, management and the Board of Directors of the Company are not considering causing deregistration or delisting of the Class B Common Stock, so the Exchange Offer should not be viewed as the first of a series of transactions that would have the result of a delisting or deregistration of the Class B Common Stock.1

1 Rule 13e-3(a)3) of the General Rules and Regulations of the Securities and Exchange Act of 1934 provides that a Rule 13e-3 transaction is any transaction or series of transactions involving one or more of the transactions described in paragraph (a)(3)(i) of this section which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in paragraph (a)(3)(ii) of this section.

Rule 13e-3(a)(i) and (a)(ii) state the following:

(i) The transactions referred to in paragraph (a)(3) of this section are:

(A) A purchase of any equity security by the issuer of such security or by an affiliate of such issuer;

(B) A tender offer for or request or invitation for tenders of any equity security made by the issuer of such class of securities or by an affiliate of such issuer; or

(C) A solicitation subject to Regulation 14A [§§ 240.14a-1 to 240.14b-1] of any proxy, consent or authorization of, or a distribution subject to Regulation 14C [§§ 240.14c-1 to 14c-101] of information statements to, any equity security holder by the issuer of the class of securities or by an affiliate of such issuer, in connection with: a merger, consolidation, reclassification, recapitalization, reorganization or similar corporate transaction of an issuer or between an issuer (or its subsidiaries) and its affiliate; a sale of substantially all the assets of an issuer to its affiliate or group of affiliates; or a reverse stock split of any class of equity securities of the issuer involving the purchase of fractional interests.

(ii) The effects referred to in paragraph (a)(3) of this section are:

(A) Causing any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the Act to become eligible for termination of registration under Rule 12g-4 (§ 240.12g-4) or Rule 12h-6 (§ 240.12h-6), or causing the reporting obligations with respect to such class to become eligible for termination under Rule 12h-6 (§ 240.12h-6); or suspension under Rule 12h-3 (§ 240.12h-3) or section 15(d); or

(B) Causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

(4) An unaffiliated security holder is any security holder of an equity security subject to a Rule 13e-3 transaction who is not an affiliate of the issuer of such security.

Securities and Exchange Commission
August 21, 2012

Operations of Genie Following the Exchange Offer; Potential New Projects

17.        Specify the Asian country with which you recently signed an agreement for a joint geological survey concerning that country’s shale oil deposits. Was this agreement filed as a material contract?

Response: In response to the Staff’s comment, we have revised the disclosure to identify the country as the Republic of Mongolia.

The Company did not file the agreement as it has determined that it is not material.  Because of the early stage of the venture, and the numerous risks and contingencies in commercializing the opportunity, including regulatory, environmental, geological, technical and economic factors, the Company does not believe that the opportunity has risen to the level of materiality to the Company, so as to require additional disclosure.  Further, the agreement contains no obligations on the Company to spend material sums or undertake any other material obligations.  We disclosed the entry into of the agreement because its execution is a tangible step on an opportunity that, while at a very preliminary stage of development and subject to numerous contingencies and risks of failure, if successfully pursued to commercial development, could have an impact on the value of our unconventional oil and gas business and the timing of such realization.  It was included to give stockholders access to information known to the Company that could assist them in making an informed investment decision.

Current Status of Class B Common Stock, page 10

18.        The fact that the dividends on the Class B Common will be suspended after the Offer, and dividends will only be paid on the new preferred shares for “an indefinite time” should be more prominently disclosed, including on the cover page of the Offer to Exchange.

Response: In response to the Staff’s comment, we have revised the disclosure to include more prominently, including on the cover page of the Offer to Exchange, that the dividends on the Class B Common Stock as well as the Class A Common Stock will be suspended for an indefinite time.

Background of the Transaction, page 10

19.        We note that Genie retained Chardan Capital Markets LLC to assist the company in evaluating and structuring the Offer. Did Chardan provide any written materials to Genie or its representatives? If so, what consideration have you given to summarizing those materials in the offer document?

Response: As noted in the Offer to Exchange, Chardan’s advice focused on identifying the market for preferred instruments, and structuring the Preferred Stock so as to be consistent with market expectations for similar securities. In addition to assisting the working group with developing the terms of the Preferred Stock and the Exchange Offer, Chardan provided a presentation to the Special Committee.  The conclusions contained in that presentation are reflected in the terms of the Preferred Stock and the Exchange Offer.  The presentation did not discuss or reach any conclusions as to fairness, make any recommendations, or present other information or factors material to a decision by common stockholders as to participation in the Exchange Offer.  Accordingly, the Company did not include a summary of those materials in the Offer to Exchange.

Securities and Exchange Commission
August 21, 2012

20.        See our last comment above. Did Chardan provide any written materials to Genie? Please advise in your response letter. We may have additional comments.

Response: Please see our response to comment 19.

21.        Clarify the role of Howard Jonas and the other member of the Jonas Group in initiating and structuring this transaction (if any).

Response: Howard Jonas is our executive Chairman and a member of our Board of Directors.  The initial concept of the Exchange Offer was proposed by a member of management and presented to a small group of Company officers, including Mr. Jonas.  The concept was then passed to a larger working group including members of management, other Company personnel from various disciplines and outside advisors, for refinement and development.  Upon presentation of the concept to the Company’s Board of Directors, the Board appointed a Special Committee to evaluate and make determinations with respect to the Exchange Offer.  Mr. Jonas was not a member of the Special Committee and was not actively involved in the working group to determine the terms and conditions of the Offer.  However, he was a member of the initial group to which the concept was presented, and, as an active executive Chairman, he was consulted as the terms of the Offer were developed by the working group upon consultation with Chardan. In addition, as a member of the Board of Directors, he voted to approve the commencement of the Offer pursuant to the terms and conditions set forth in the Offer to Exchange. No other member of the Jonas Group is a member of our Board of Directors or had any involvement in initiating and structuring the Offer.

General

22.       We note the disclosure in the Offer to Exchange concerning the risk that the Class B Common may no longer meet the NYSE’s continuing listing standards after the Offer. We also note a reference to the possibility of becoming eligible to deregister under the Exchange Act (see our comment above). In your response letter, explain why this Offer is not subject to Rule 13e-3. In your analysis, assume full participation in the Offer, other than by the Jonas Group, who you have stated will not tender. If Rule 13e-3 would otherwise apply but you seek to rely on an exemption in Rule 13e-3(g), identify the specific provision and list the facts supporting your reliance upon it. In this regard, we note that you have included a “Special Factors” section in the Offer to Exchange as if this Offer were subject to Rule 13e-3. We may have further comments.

Response: Please see our response to Comment 16. We believe that the risks of no longer meeting the NYSE’s continuing listing standards and becoming eligible to deregister under the Exchange Act as a result of the Exchange Offer have a low level of probability, but due to the significance of those risks to holders of Class B common stock, we determined to include references thereto.  It is not the intent of the Company to pursue any of those results in connection with the Exchange Offer, nor is the Exchange Offer a planned step in a series of transactions with those results as a goal or a likely consequence.

Even assuming full participation in the Exchange Offer, and the resulting increase in percentage ownership of the Class B common stock by the members of the Jonas Group, for the Company and the Class B common stock to fail to meet the NYSE continuing listing criteria or for the  Class B common stock to become eligible for deregistration under the Exchange Act, a very unlikely combination of tenders by specific stockholders and participation by very specific stockholders and not others would need to have taken place.  The Company has not conducted any detailed analysis of what combination of factors and circumstances would need to occur, but believes it to be highly unlikely.

The inclusion of disclosure under the heading “Special Factors” was not intended to create any implication that the Exchange Offer is subject to Rule 13e-3 or to convey any similarities to a 13e-3 Transaction. The heading was utilized because it is familiar in Exchange Offer contexts.  Because of the unusual nature of the Exchange Offer, the Company elected to include disclosure as to the considerations made by the Board and the Special Committee, and other information that is often included in 13e-3 Transactions, to provide greater transparency to common stockholders considering participation in the Exchange Offer.  Such inclusion should not lead to a conclusion that the Exchange Offer is subject to Rule 13e-3, when it is neither the intent nor a likely result of the Exchange Offer to produce, either directly or indirectly, any of the effects that would make the Exchange Offer a 13e-3 transaction (i.e. causing (i) the Class B Common Stock to be delisted by the NYSE or (ii) the reporting obligations with respect to the Class B Common Stock to become eligible for termination).  2

To avoid confusion, the various discussions previously contained under the “Special Factors” heading have been placed under specific headings.

2 13e-3(a)(ii)(A) and 13e-3(a)(ii)(B).

Securities and Exchange Commission
August 21, 2012

23.        Given the nature of the comments above, and in particular the comments related to missing financial statement disclosure, we believe you may need to disseminate the amended disclosure document in the same manner as was the original Offer to Exchange. Tell us in your response letter how you will disseminate, in addition to the EDGAR filing of the amendment to the Schedule TO-I.

Response: In light of our responses, we do not believe that there is a need to redistribute the amended Offer to Exchange in the same manner as was the original Offer to Exchange.  As noted above, substantially all of the financial information that was not included in the initial Schedule TO/Offer to Exchange was previously disclosed by the Company.  Further, the Company does not believe that such information is material to a decision by common stockholders as to participation in the Exchange Offer.

The audited financial statements for the periods requested were already disclosed and disseminated to stockholders in connection with the spin-off of the Company from IDT in October 2011.  The more recent financial statements were already incorporated by reference.

As noted in our response to comment no. 2 above, the Company did not historically incur fixed charges, and accordingly, such disclosure would not be applicable.  The Company has added pro forma disclosure as to the ratio of earnings to combined fixed charges and preferred stock dividends to provide that additional information, but we do not believe that such information is material to a common stockholder considering participation in the Exchange Offer.

The book value per share for the most recent interim period has been added, as noted above.  The Company’s value stems from the operation of its REP business and the potential in its non-conventional energy development projects.  Accordingly, we do not believe that the exclusion of the book value per share for the interim period excluded material information.

Accordingly, the Company believes that an amendment of the offer materials filed via EDGAR, and a summary of the key changes in a press release filed under cover of Schedule TO would be sufficient to communicate changes in the disclosure addressing the Staff’s comments.  Further, there is sufficient time prior to expiration of the Offer for common stockholders to consider the revised disclosure prior to making a final decision.

Securities and Exchange Commission
August 21, 2012

Schedule TO-C filed July 19, 2012; Exhibit 99.1

24.        The press release dated July 19, 2012 and attached as an exhibit to the Schedule TO-C contains a reference to “forward-looking statements within the meaning of the Private Securities Litigation Reform Act.” Note that the safe harbor provisions of the Reform Act do not by its terms include statements made in connection with a tender offer such as this one. Please confirm your understanding in your response letter and undertake not to repeat such references in future filings. See Section 21 E(b)(2)(C) of the Exchange Act.

Response: We confirm our understanding that the safe harbor provisions of the Reform Act do not by its terms include statements made in connection with a tender offer such as this one and undertake not to repeat such reference in future filings.

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, /s/ Claude Pupkin Claude Pupkin Chief Executive Officer

cc:  Dov Schwell, Esq.